Advanced Series Trust

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

September 29, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Scott Lee

Re:	Registration Statement of Advanced Series Trust on Form N-14:
File Nos. 333-267111 and 811-05186_______

Good morning:

On behalf of Advanced Series Trust (the Registrant), set forth below is the response to telephonic comment received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on September 28, 2022. The Staff's comment relates to the Registrant's Registration Statement on Form N-14 (the Prospectus/Proxy Statement), which was filed with the Commission on August 26, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement will be used in connection with the special meeting of beneficial shareholders of the AST Moderate Multi-Asset Portfolio (the Target Portfolio), a series of the Registrant, scheduled to be held on November 11, 2022.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.Comment: With regard to the second bullet in the "Reasons for the Reorganization" section, it is not clear why the Registrant believes any shareholder will understand why larger is better. Please confirm in a written response letter that the Registrant will add disclosure clarifying what the benefit of a larger fund means to a shareholder in the definitive Prospectus/Proxy Statement that is sent to shareholders.

Response: The Registrant affirms that clarifying disclosure that explains the benefit of having a larger fund will be incorporated in the definitive Prospectus/Proxy Statement that is sent to shareholders.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Assistant Secretary

Advanced Series Trust